SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of March, 2021

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA

(Exact name of registrant as specified in its charter)

Energy Company of Paraná

(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COPEL TELECOMUNICAÇÕES S.A.

CNPJ n.º 04.368.865/0001-66

NIRE 41300019274

CALL NOTICE

GENERAL ASSEMBLY OF DEBENTURISTS OF THE 1st (FIRST) ISSUE OF SIMPLE DEBENTURES, NOT CONVERTIBLE IN SHARES, OF THE CHIROGRAPHY SPECIES, WITH ADDITIONAL FIDEJUSSORY GUARANTEE, IN SINGLE SERIES, FOR PUBLIC DISTRIBUTION, WITH RESTRICTED EFFORTS, OF COPEL TELECOMUNICAÇÕES S.A.

Under the terms of article 71 of Law no. 6,404, of December 15, 1976, as amended and in force, of CVM Instruction No. 625, of May 14, 2020 (“ICVM 625”), as well as clause 10.1 of the 1st (First) Private Deed Instrument Issuance of Simple Debentures, Not Convertible into Shares, Unsecured, With Additional Fidejussory Guarantee, In A Single Series, For Public Distribution, With Restricted Efforts, From Copel Telecomunicações SA, celebrated on October 15, 2015 and as amended on November 5 2015 (“Deed of Issue”) between Copel Telecomunicações SA (“Issuer”), Pentágono SA Distribuidora de Titulos e Valores Mobiliários (“Fiduciary Agent”) and Companhia Paranaense de Energia - COPEL, (“Guarantor” or “ COPEL”), the Holders of the outstanding debentures, issued within the scope of the 1st (First) Issue of Simple Debentures, Not Convertible into Shares, Unsecured, with Additional Guarantee, in Single Series, for Public Distribution, with Restricted Efforts, of Copel Telecomunicações SA ("Debenture Holders", "Debentures" and "Issue", respectively), called to meet at the General Debenture Holders' Meeting ("AGD"), to be held on the first call on April 1, 2021, at 11:00am, exclusively through digital means, through the “Cisco Webex” platform to deliberate on the following Agenda:

(i)	prior approval for the sale / transfer of the Issuer's control of the Issuer by the Guarantor ("Operation"), as provided for in clause 7.1, "(i)", "(j)" and "(l)" of the Deed of Issuance;

(ii)	in case of approval of item (i) above, approve the waiver of the right to declare the early maturity of the obligations assumed by the Issuer and the Guarantor within the scope of the Deed of Issue, as a result of the implementation of the Transaction or even, due to of possible default or early maturity of other debts of the Issuer (in the event of default, provided that the payment term occurs within 10 (ten) days) of the Transaction and is not complied with in this period, from the Guarantor and / or any other its subsidiaries, direct or indirect, in a unit or aggregate amount equal to or higher than R$ 30,000,000.00 (thirty million reais) or if equivalent in other currencies, according to, according to clause 7.1, items (f) and (g) of the Issuance Deed;

(iii)	to authorize, with effect from the date of publication, by COPEL, of a relevant fact informing the closing of the Transaction, the alteration of the Issuance Deed to release the personal guarantee provided within the scope of the Debenture, such as the surety offered by the Guarantor , revoking the registration of the guarantee made by the Issuer before the Registry of Titles and Documents of the City of Curitiba, State of Paraná and at the Registry of Titles and Documents of the City of Rio de Janeiro, State of Rio de Janeiro, authorizing the exclusion of Clauses 1.2, 2.5, 3.8 and adjustment of the other clauses of the Issue Deed. With the aforementioned authorization, the Guarantor will be released from joint liability and as the main payer of the amounts due by the Issuer within the scope of the Issue Deed until the final settlement of the Debentures, the Issue remaining without any guarantees;

(iv)	the authorization for the Issuer and the Fiduciary Agent to jointly perform any and all acts and sign any and all documents necessary for the purpose of formalizing the resolution described in items (i), (ii) and (iii) above, if approved.

The Transaction, which is subject to the waiver of the right to declare early maturity of the obligations assumed by the Issuer and the Guarantor within the scope of the Deed of Issue, consists of the transfer of the entire shares issued by the Issuer owned by the Guarantor, preceded by the transfer of Copel Telecom's Data Center businesses, with their assets and liabilities, and other Issuer's assets (“Object Collection”) to other companies in the Copel group through the following structures: (a) partial spin-off of the Issuer and version of part or the entire Object Collection for the other companies of the Copel group; or (b) the reduction of the Issuer's capital, with the refund to COPEL shareholder of part or all of the Object Collection, and subsequent conference to the share capital by COPEL of part or all of the Object Collection in other companies of the Copel group; and/or (c) donation, free of charge, of all or part of the Object Collection by the Issuer to other companies of the Copel group. Documents related to the Issuer's share sale auction are available at the following email address: https://forms.office.com/Pages/ResponsePage.aspx?id=jhVgm1XUgE6qfBfNn_zmurIYL2he5Z1JvdAxdzScb3NUNk1TM1RDOFlJSDdUVU4wVDVMTTQxRDgwNC4u.

General Information to Debenture Holders:

In compliance with ICVM 625, we present below the procedures applicable to the performance of AGD by digital means:

1	- Access and use of the Electronic System

The AGD will be carried out through the digital platform that will allow the remote participation of the Debenture Holders, who will be considered present and subscribed to the AGD minutes. The AGD content will be fully recorded by the Company. To participate in the AGD, Debenture Holders must forward to the Company, to the email ri@copel.com, and to the Fiduciary Agent, to the email assembleias@pentagonotrustee.com.br, preferably up to 2 (two) days before of the AGD, being able to be forwarded until the start time of the AGD, a copy of the following documents: (a)

when an individual, an identity document with a photo; (b) when a legal entity, a copy of corporate acts, such as the last amendment to the consolidated bylaws or articles of association, as applicable, minutes of election of the executive board and documents proving the representation of the debenture holder, as well as the identity document (s) of the person (s) ) legal representative (s); (c) when the investment fund, consolidated, updated and effective regulation, the statute / articles of incorporation of the fund manager and corporate documents that prove the powers of representation, as well as the identity document (s) of the representative (s) legal (s); and (d) when represented by a proxy, power of attorney with specific powers for his representation at the AGD, in compliance with the legal conditions, in addition to the documents indicated in the previous items, as the case may be. The Company will send, up to 2 (two) hours before the AGD, an e-mail to the respective debenture holder containing guidelines for access and data for connection to the electronic system for each of the Debenture holders who have confirmed their participation, as indicated above. . The Company will not be responsible for any connection failures or operational problems of access or equipment of the Debenture Holders.

2	- Distance Voting Instruction

The debenture holder may exercise his right to vote by filling out and sending a remote voting instruction, available on the Company's worldwide computer web page (https://ri.copel.com/en/publications-and-documents/shareholders-meetings/) (“Instruction Remote Voting ”). In order for the Distance Voting Instruction to be considered valid, it is essential: (i) the completion of all fields, including the name of the debenture holder, if a natural person, or the fund manager, if a representative of a debenture holder. investment fund, and the CPF or CNPJ number, as well as a telephone number and e-mail address for any contacts; (ii) the signature at the end of the Distance Voting Instruction of the debenture holder or his legal representative, as the case may be, and under the terms of the current legislation. The Remote Voting Instructions must be initialed and signed with digital certification or with notarization, according to paragraph 2 of article 8 of ICVM 625, and should be sent preferably up to 2 (two) days before the date of the AGD (ie, until March 30, 2021), and may be forwarded until the meeting's start time, together with the documents listed in item 1 above, for the Company's care, to the email ri@copel.com, and to Fiduciary Agent, to the email assembleias@pentagonotrustee.com.br. If the debenture holder participates in the AGD through the digital platform, according to item 1 above, after having sent a Remote Voting Instruction, he can exercise his vote directly at the AGD and will have his Remote Voting Instruction disregarded.

Curitiba, March 12, 2021.

PENTÁGONO S.A. DISTRIBUIDORA DE TÍTULOS E VALORES MOBILIÁRIOS

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date March 24, 2021

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.